NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

March 10, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 205

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

United States SEC filing
March 10, 2003

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Press Release

1. Northern Orion Consolidates 100% Interest in Agua Rica Copper-Gold Porphyry – February 10, 2003

B. Correspondence with B.C. Securities Commission

1. Material Change Report – February 20, 2003

NORTHERN ORION
EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Monday, February 10, 2003 **NEWS RELEASE** NNO – TSE

Northern Orion Consolidates 100% Interest in Agua Rica Copper-Gold Porphyry

Financing Arranged

Vancouver, B.C., February X, 2003 -- Northern Orion Explorations Ltd (NNO-TSX) is pleased to announce that it has entered into a binding agreement with BHP Minerals International Exploration Inc ("BHP Billiton") to consolidate ownership of 100% of the Agua Rica copper-gold-molybdenum project in Argentina. The 72% interest presently held by BHP Billiton will be purchased by Northern Orion for US$3.6 million payable on April 30, 2003, with a final payment of US$9.0 million due on or before 30 June 2005. The closing of this transaction is subject to completion of a definitive purchase and sale agreement and regulatory approvals.

Agua Rica is considered one of the most advanced copper projects currently under development. It is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%*. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper. Over US$50 million has been spent delineating the resource and completing the physical work required for the preparation of a bankable feasibility study.

Agua Rica
Mineral Resources with Sensitivities to Cut Off Grades (%Cu)

	Cut Off Grade % Cu	RESOURCES (Measured and Indicated) Tonnes (000's) Total	Copper %	Gold g/t	Molybdenum %
Agua Rica	*0.20*	1,714,000	0.43	0.17	0.032
	0.40	750,000	0.66	0.23	0.037
	0.70	167,000	0.99	0.32	0.036

The Agua Rica deposit is located approximately 34km east of the porphyry Baja de la Alumbrera mine, which is owned 50% by MIM Holdings, 25% by Wheaton River Minerals/WRM:TSX (to be acquired from Rio Tinto) and 25% by BHP Billiton. Production from Alumbrera for the year ended June 30, 2002 as reported by Wheaton River Minerals, totaled 759,360 ounces of gold at a cash cost of negative US$18 per gold ounce (copper treated as a byproduct) and 199,550 tonnes of copper. Agua Rica's proximity to Alumbrera offers potential synergies. Northern Orion believes that by increasing its ownership to 100% it will be able to accelerate the various development scenarios for the Agua Rica deposit.

Northern Orion has arranged a US$3 million term loan from Endeavour Mining Capital Corp./EDV-TSXV to fund a portion of the initial payment to BHP Billiton on commercial terms, including 3,000,000 Northern Orion warrants exercisable at $0.15 for 24 months. This loan may be convertible prior to maturity into Northern Orion common shares at $0.20 in the first 6 months or $0.175 in the second 6 months at Endeavour Mining Capital Corp's option.

Northern Orion has also arranged a non-brokered private placement of up to 40,000,000 units at $0.10 per unit for proceeds of $4.0 million. Each unit will consist of one common share and one non-transferable share purchase warrant. One such warrant will entitle the holder to purchase one additional common share at a price of $0.13 for 24 months. The proceeds from this private placement will be used to fund the balance of the initial payment to BHP Billiton and for general working capital purposes. The private placement and loan are subject to regulatory acceptance.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit in the short term. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

* Previously released in Northern Orion press release April 18, 2001 prepared in accordance with National Instrument 43-101

FORM BC FORM 53-901F

Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

ITEM 1 REPORTING ISSUER

Northern Orion Explorations Ltd.
Suite 250 – 1075 West Georgia Street
Vancouver, British Columbia, V6E 3C9

ITEM 2 DATE OF MATERIAL CHANGE

February 10, 2003

ITEM 3 PRESS RELEASE/PUBLICATION/FILING

A press release providing notice of the material change was issued on February 10, 2003.

ITEM 4 SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6 RELIANCE ON CONFIDENTIALITY PROVISIONS OF THE SECURITIES ACT

Not applicable.

ITEM 7 OMITTED INFORMATION

Not applicable.

ITEM 8 SENIOR OFFICER

Contact: David Cohen, President and CEO
Telephone: 604 - 689 - 9663

ITEM 9 STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver in the Province of British Columbia, this 20th day of February, 2003.

NORTHERN ORION EXPLORATIONS LTD.

Per: (signed) *"Sargent H. Berner"*
Sargent H. Berner, Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRUMSTANCES UNDER WHICH IT IS MADE, IS A REPRESENTATION.

NORTHERN ORION

EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Monday, February 10, 2003 **NEWS RELEASE** NNO – TSE

Northern Orion Consolidates 100% Interest in Agua Rica Copper-Gold Porphyry

Financing Arranged

Vancouver, B.C., February X, 2003 -- Northern Orion Explorations Ltd (NNO-TSX) is pleased to announce that it has entered into a binding agreement with BHP Minerals International Exploration Inc ("BHP Billiton") to consolidate ownership of 100% of the Agua Rica copper-gold-molybdenum project in Argentina. The 72% interest presently held by BHP Billiton will be purchased by Northern Orion for US$3.6 million payable on April 30, 2003, with a final payment of US$9.0 million due on or before 30 June 2005. The closing of this transaction is subject to completion of a definitive purchase and sale agreement and regulatory approvals.

Agua Rica is considered one of the most advanced copper projects currently under development. It is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%*. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper. Over US$50 million has been spent delineating the resource and completing the physical work required for the preparation of a bankable feasibility study.

Agua Rica
Mineral Resources with Sensitivities to Cut Off Grades (%Cu)

	Cut Off Grade % Cu	RESOURCES (Measured and Indicated) Tonnes (000's) Total	Copper %	Gold g/t	Molybdenum %
Agua Rica	0.20	1,714,000	0.43	0.17	0.032
	0.40	750,000	0.66	0.23	0.037
	0.70	167,000	0.99	0.32	0.036

The Agua Rica deposit is located approximately 34km east of the porphyry Baja de la Alumbrera mine, which is owned 50% by MIM Holdings, 25% by Wheaton River Minerals/WRM:TSX (to be acquired from Rio Tinto) and 25% by BHP Billiton. Production from Alumbrera for the year ended June 30, 2002 as reported by Wheaton River Minerals, totaled 759,360 ounces of gold at a cash cost of negative US$18 per gold ounce (copper treated as a byproduct) and 199,550 tonnes of copper. Agua Rica's proximity to Alumbrera offers potential synergies. Northern Orion believes that by increasing its ownership to 100% it will be able to accelerate the various development scenarios for the Agua Rica deposit.

Northern Orion has arranged a US$3 million term loan from Endeavour Mining Capital Corp./EDV-TSXV to fund a portion of the initial payment to BHP Billiton on commercial terms, including 3,000,000 Northern Orion warrants exercisable at $0.15 for 24 months. This loan may be convertible prior to maturity into Northern Orion common shares at $0.20 in the first 6 months or $0.175 in the second 6 months at Endeavour Mining Capital Corp's option.

Northern Orion has also arranged a non-brokered private placement of up to 40,000,000 units at $0.10 per unit for proceeds of $4.0 million. Each unit will consist of one common share and one non-transferable share purchase warrant. One such warrant will entitle the holder to purchase one additional common share at a price of $0.13 for 24 months. The proceeds from this private placement will be used to fund the balance of the initial payment to BHP Billiton and for general working capital purposes. The private placement and loan are subject to regulatory acceptance.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit in the short term. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

* Previously released in Northern Orion press release April 18, 2001 prepared in accordance with National Instrument 43-101